September 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Ramaco Resources, Inc.

Registration Statement on Form S-3

File No. 333-274324

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Ramaco Resources, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on September 29, 2023, or as soon thereafter as possible on such date.

Very truly yours,

Ramaco Resources, Inc.

/s/ Randall W. Atkins
Name: Randall W. Atkins
Title: Chairman and Chief Executive Officer